UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission File No. 1-16097

A.                    Full title of the plan and address of the plan, if different from that of the issuer named below:

TAILORED BRANDS
401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

TAILORED BRANDS, INC.
6380 Rogerdale Road
Houston, Texas 77072

TAILORED BRANDS 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Tailored Brands 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying Statements of Net Assets Available for Benefits of the Tailored Brands 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP

We have served as the Plan’s auditors since 2012.

Houston, Texas

June 27, 2018

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016

ASSETS
Investments, at fair value	$240,872,052	$215,896,156

RECEIVABLES
Notes receivable from participants	7,620,166	9,749,470
Employer match contributions	2,712,533	126,901
Earnings on employer matching contributions	—	5,251

TOTAL ASSETS	251,204,751	225,777,778

LIABILITIES
Excess contributions refundable	17,552	834,866
TOTAL LIABILITIES	17,552	834,866

NET ASSETS AVAILABLE FOR BENEFITS	$251,187,199	$224,942,912

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$22,831,070	$17,343,695
Dividends and other	5,911,884	4,775,847

Total investment income	28,742,954	22,119,542

Contributions:
Employee contributions	16,362,131	13,500,401
Rollover contributions	1,350,106	1,196,180
Employer contributions	2,741,401	1,177,948

Total contributions	20,453,638	15,874,529

Interest income on notes receivable from participants	367,531	374,838

Total additions	49,564,123	38,368,909

DEDUCTIONS:
Benefits paid to participants	22,858,028	30,745,278
Administrative expenses	461,808	72,674

Total deductions	23,319,836	30,817,952

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFER	26,244,287	7,550,957

Transfer of Assets from Jos. A. Bank 401(k) Plan (Note 1)	—	39,454,220

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AFTER TRANSFER	26,244,287	47,005,177

NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	224,942,912	177,937,735

NET ASSETS AVAILABLE FOR BENEFITS, End of year	$251,187,199	$224,942,912

The accompanying notes are an integral part of these financial statements.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

1.                      DESCRIPTION OF PLAN

The following description of Tailored Brands 401(k) Savings Plan (the “Plan”) (formerly The Men’s Wearhouse, Inc. 401(k) Savings Plan) provides only general information. Participants should refer to the Plan and trust agreements for more information.

General — The Plan is a defined contribution plan that provides eligible employees with future retirement benefits through a tax-deferred savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 31, 2016, Tailored Brands, Inc., a Texas corporation (“Tailored Brands”), became the successor reporting company to The Men’s Wearhouse, Inc. (“Men’s Wearhouse”), pursuant to a holding company reorganization (the “Reorganization”).  Upon completion of the Reorganization, each issued and outstanding share of common stock of Men’s Wearhouse was automatically converted into one share of common stock of Tailored Brands, having the same designations, preferences, limitations, and relative rights and corresponding obligations as the shares of common stock of the Men’s Wearhouse.  As a result, effective as of January 31, 2016, the Men’s Wearhouse stock held under the Plan automatically became Tailored Brands stock and the shares of stock were converted, without any further action on the part of Tailored Brands or Men’s Wearhouse, to that number of shares of Tailored Brands common stock (“TLRD”) equal to the number of shares of Men’s Wearhouse Common Stock held as of January 31, 2016.

On June 18, 2014, The Men’s Wearhouse, Inc. acquired Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”), which maintained the Jos. A. Bank 401(k) Plan (“JAB Plan”) for the benefit of its employees. Effective December 1, 2016 the non-union Jos. A. Bank 401(k) Plan assets were transferred into the Tailored Brands 401(k) Savings Plan with a new recordkeeper, Empower Retirement.  With the exception of participant loan notes of $906,788, which were transferred to the Plan in-kind, all investments held by the non-union JAB Plan, totaling $38,547,432 were liquidated and transferred to the Plan as of the close of business on November 30, 2016 and were received by the Plan on December 1, 2016.

Eligibility — The Plan provides that certain employees of Tailored Brands Shared Services, LLC, a wholly owned subsidiary of Tailored Brands, Inc., and participating affiliates (the “Company”) are eligible to participate.

Effective January 1, 2017, full-time employees are eligible to participate in the Plan after completing two months of service and attaining age 21; however, part-time, temporary or seasonal employees are eligible after completing one year of service and attaining age 21. Full-time employees are able to enter the Plan on the first of the month upon completion of the eligibility period and part-time employees are able to enter the Plan on the first day of each Plan year quarter upon completion of the eligibility period.

In 2016, participants became eligible to participate after 90 days of service.

Administration — The Plan is administered by an Advisory Committee made up of four employees.  Prior to December 1, 2016, investments of the Plan were held in trust by T. Rowe Price Trust Company and, as of December 1, 2016, are held in trust by Great-West Trust Company LLC (as applicable, “the Trustee”).

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

Contributions — Eligible employees may make pre- and post-tax contributions up to 75% of compensation subject to the current-year statutory limitations (subject to cost-of-living adjustments). Effective December 1, 2016, Roth and Roth Catch-up Deferrals can be made to the Plan. Participants who will attain age 50 before the end of a Plan year are eligible to make catch-up contributions for that year. The Plan allows the Company to make discretionary matching contributions.

For 2017, the maximum amount of the employer matching contribution is 25% of the employee’s first 6% in salary deferral contributions made under the Plan.  Employees must be employed on the last day of the Plan year, December 31, and have completed at least 1,000 hours of service in the Plan year in order to receive the employer matching contributions. Participants designated as Highly Compensated Employees may not defer in excess of 6% of compensation per pay period.

For 2016, the maximum amount of the employer matching contribution is 100% of the employee’s first $200 in salary deferral contributions made under the Plan, which includes all participating employers and the Jos. A. Bank non-union employees that joined the Plan effective December 1, 2016.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and certain administrative expenses, such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. Allocations are based on participant earnings or account balances in accordance with the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Employee contributions are deposited into a trust account, which is invested by the Trustee in various investment options as directed by each participant. The investment options available for 2017 and 2016 included the common stock of TLRD, mutual funds, and a stable value fund maintained by the Trustee. The Plan administrator has limited the percentage of participant’s accounts that may be invested in the Company’s common stock to 20% of their total account value.  For 2017, employee deferral into the Company’s common stock is, also, limited to 20% per pay period. Plan participants, at their sole discretion, may transfer amounts among the various investment options in accordance with the terms of the Plan.

Vesting — Participants are always 100% vested in their salary deferral contribution accounts, rollover contribution accounts, prior matching contribution accounts, and qualified non-elective employer contribution accounts. Eligible employees who enter the plan after January 1, 2017, are subject to a vesting schedule of 100% after two years of service for any employer contributions made to the Plan. Eligible employees who enter the plan prior to January 1, 2017, are immediately 100% vested for any employer contributions made to the Plan. Employer matching contributions made to JA Apparel Corp. Voluntary Investment Plan  accounts (which were merged into the 401(k) Plan effective at the close of business January 1, 2015) are subject to the following vesting schedule: 20% of the employer matching contributions will be vested after one year of service, 40% after two years of service, 60% after three years of service, 80% after four years of service, and 100% of the employer matching contributions will be vested after five years of service.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

Distributions to Participants — Upon termination of service, a participant may elect to receive a lump-sum payment equal to the value of his or her account. The Plan also permits distributions to active participants if certain conditions are met.

Participant Loans — Plan loans are available to all active Plan participants on a nondiscriminatory basis. Amounts may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12 months) or one-half of the current value of a participant’s vested account balance. All loans are fully secured by the balance in the participant’s account.

Forfeited Accounts — The Plan allows the forfeitures of nonvested Company-matching contributions from terminated participant accounts to be used to offset future Company-matching contributions, to pay certain administrative expenses, and to make account restorations.

For the years ended December 31, 2017 and 2016, forfeited nonvested amounts totaled $39,555 and $16,454, respectively. Forfeitures of $25,225 and $66,391 were used to reduce employer-matching contributions in 2017 and 2016, respectively.

2.                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investments, including common stock, mutual funds, and common collective investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.  Tailored Brands’ stock is valued at the closing price of the common stock reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Fund (the “Fund”) is stated at fair value using NAV as a practical expedient. The Fund is a Common Trust Fund offered and managed by the Trustee. The fund strategies seek current income while maintaining stability of invested principal. The Fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments. The trust will also maintain a cash reserve to augment its liquidity. The level of the cash reserve is predicated on expected future liquidity needs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the Fund’s constant NAV of $1 per unit.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

The Fund imposes certain restrictions on investments made under the Plan and the Fund itself may be subject to circumstances that impact its ability to transact  at a constant  NAV of $1 per unit.  Plan management believes that events causing the Fund to transact at less than $1 per unit are unlikely to occur.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation (depreciation) in fair value of investment securities consists of the net change in unrealized appreciation (depreciation) in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Administrative Expenses — For 2017, all administrative fees charged by the trustee are paid by the participants and are presented as administrative expenses in the statement of changes in net assets available for benefits.   For 2016, the Company paid all administrative expenses of the Plan either with Company funds, or with funds in the Plan forfeiture account (arising from nonvested amounts forfeited by terminated participants), with the exception of certain participant loan fees, overnight delivery fees requested by participants in relation to distribution checks, mutual fund frequent trading fees (charged by the mutual fund companies against sales proceeds), and brokerage commissions and Securities and Exchange Commission fees on TLRD stock transactions, which were paid by the Plan and charged against the individual participants’ Plan accounts which incurred the expense. Investment management fees are netted against the return earned on each fund in individual participants’ Plan accounts.

Payment of Benefits — Benefits are recorded when distribution checks or wires are issued from the trust used to fund the Plan (the “Trust”).

3.                      FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

Assets measured at fair value as of December 31, 2017:

	Fair Value Measurements
	Level 1	Total

Common stock	$14,234,272	$14,234,272
Mutual funds	213,920,432	213,920,432
	$228,154,704	$228,154,704

Investments measured at net asset value:
Common/collective trust funds - Stable Value fund		$12,717,348

Total assets at fair value		$240,872,052

Assets measured at fair value as of December 31, 2016:

	Fair Value Measurements
	Level 1	Total

Common stock	$18,042,728	$18,042,728
Mutual funds	185,107,370	185,107,370
Cash and cash equivalent	16,472	16,472
	$203,166,570	$203,166,570
Investments measured at net asset value:
Common/collective trust funds - Stable Value fund		$12,729,586

Total assets at fair value		$215,896,156

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2017 and 2016, respectively, there were no transfers in or out of Level 1.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

4.                      PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be 100% vested in their accounts.

5.                      FEDERAL INCOME TAX STATUS

Prior to December 1, 2016, the Plan utilized a Volume Submitter Plan Document provided through T. Rowe Price Company. The Internal Revenue Service (“IRS”) has issued an advisory letter with respect to the acceptability and status of the Volume Submitter Plan Document and the Company may rely on that advisory letter. Effective December 1, 2016 the Plan moved from T. Rowe Price to Empower Retirement and now utilizes a Non-Standardized Plan Document and Adoption Agreement provided through Great-West Trust Company LLC.  The advisory letter was issued by the IRS to this Non-Standardized Plan on March 31, 2014 and the Company may rely on this advisory letter. The Plan’s administrator believes the Plan continues to maintain its tax-exempt status.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The respective Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the IRS. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2014.

6.                      EXCESS CONTRIBUTIONS REFUNDABLE

The Company has completed discrimination testing for the year ended December 31, 2017. For the Plan year ended December 31, 2017, $17,552 was required to be refunded to satisfy the 2017 Plan year non-discrimination test.  A distribution of $17,552 (including realized gain in the amount of $2,152) was paid on April 11, 2018. For the Plan year ended December 31, 2016, $834,866 was required to be refunded to satisfy the 2016 Plan year non-discrimination test.  A distribution of $759,815 (including realized gain in the amount of $34,860) was paid before March 15, 2017. An additional realized gain of $75,051 on this amount was also distributed to affected participants on May 19, 2017.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments, including the T. Rowe Price Stable Value Fund, are shares of a common collective investment fund managed by the Trustee. Transactions with the Trustee and the Company, as well as participant loans, qualify as exempt party-in-interest transactions. At December 31, 2017 and December 31, 2016, the fair value of the Tailored Brands stock held by the Plan was $14,234,272 and $18,042,728, respectively.

TAILORED BRANDS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (continued)

8.                      SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed and evaluated all known events that have occurred after December 31, 2017, and through June 27, 2018, which is the date these financial statements were issued, for inclusion in these financial statements and related notes. There were no subsequent events that would affect the financial statements or require additional disclosure.

******

SUPPLEMENTAL SCHEDULE

TAILORED BRANDS 401(k) SAVINGS PLAN

Employer Identification Number: 47-4894752

Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

		(c) Description of
		Investment, Including
	(b) Identity of Issue,	Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral,		(e) Current
(a)	Similar Party	Par or Maturity Value	(d) Cost	Value

	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value INST	(2)	$3,918,677
	American Funds	American Funds EuroPacific Growth R6	(2)	6,910,495
	Vanguard Morgan	Vanguard Morgan Growth Fund - Admiral	(2)	4,544,815
	Vanguard INST	Vanguard Institutional Index Fund	(2)	11,445,992
	Vanguard INST	Vanguard Small Cap Index, Adm	(2)	4,112,905
	Vanguard INST	Vanguard Instl Trgt Retire Inc Instl	(2)	7,940,328
	Vanguard INST	Vanguard Instl Trgt Retire 2015 Instl	(2)	16,139,675
	Vanguard INST	Vanguard Instl Trgt Retire 2020 Instl	(2)	27,736,690
	Vanguard INST	Vanguard Instl Trgt Retire 2025 Instl	(2)	34,584,531
	Vanguard INST	Vanguard Instl Trgt Retire 2030 Instl	(2)	26,502,627
	Vanguard INST	Vanguard Instl Trgt Retire 2035 Instl	(2)	21,951,168
	Vanguard INST	Vanguard Instl Trgt Retire 2040 Instl	(2)	14,424,339
	Vanguard INST	Vanguard Instl Trgt Retire 2045 Instl	(2)	9,999,790
	Vanguard INST	Vanguard Instl Trgt Retire 2050 Instl	(2)	5,580,962
	Vanguard INST	Vanguard Instl Trgt Retire 2055 Instl	(2)	2,284,432
	Vanguard INST	Vanguard Instl Trgt Retire 2060 Instl	(2)	456,406
	Dodge & Cox	Dodge & Cox Stock Fund	(2)	7,281,640
	Dodge & Cox	Dodge & Cox Income Fund	(2)	8,104,960

	Total mutual funds			213,920,432

*	STABLE VALUE FUND	T. Rowe Price Stable Value Fund	(2)	12,717,348

	OTHER:
*	Common stock	Tailored Brands Common Stock	(2)	14,234,272
*	Loans to participants	Loans to Participants (1)	$0	7,620,166

	TOTAL			$248,492,218

*                 Party-in-interest

(1)         Loans generally consist of five-year installment notes with interest rates originating at prime + 1%, resulting in interest rates ranging from 3.25% to 10.5% and maturing through October 2032.

(2)         Cost information has been omitted because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of Tailored Brands 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAILORED BRANDS
401(k) SAVINGS PLAN

Date: June 27, 2018

/s/ Jack P. Calandra
Jack P. Calandra,
Member of the Advisory Committee

EXHIBITS

Exhibit
Number		Description

23.1	—	Consent of Independent Registered Public Accounting Firm, McConnell & Jones LLP (filed herewith).